UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Pointer Telocation Ltd.

On June 19, 2017, Pointer Telocation Ltd. (the "Company") announced the results of its Annual General Meeting of Shareholders held on June 16, 2017 (the "Meeting"). At the Meeting, the Company's shareholders voted on the below proposals, as further detailed in the Company's proxy statement for the Meeting, furnished on Form 6K to the Securities Exchange Commission on May 3, 2017, as amended on June 12, 2017. Each matter voted upon was approved, except for the deletion of Article 28(d) - "Adoption of Resolutions at General Meeting; Merger" of the Articles of Association of the Company.

In respect of Proposal 1 – the required majority of shareholders who participated in the Meeting voted in favor of the re-election of Mr. Yossi Ben Shalom, Mr. Barak Dotan and Mr. Nir Cohen as directors of the Company and Ms. Yehudit Rozenberg as an independent director of the Company for the coming year.

In respect of Proposal 2 – the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not a controlling shareholder and do not have a personal interest in the approval of the resolution, voted in favor of the election of Mr. Arieh Ben-Yosef and Mr. Ofer Wolf as external directors for a three year term commencing on the date of the Meeting.

In respect of Proposal 3 – the required majority of shareholders who participated in the Meeting voted in favor of the grant of 1,500 Restricted Stock Units to each of Ms. Yehudit Rozenberg, Mr. Arieh Ben-Yosef and Mr. Ofer Wolf.

In respect of Proposal 4 – the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not a controlling shareholder and do not have a personal interest in the approval of the resolution, voted in favor of the approval of additional terms to the options to purchase 175,000 Ordinary Shares, NIS 3.00 par value each, of the Company, previously granted to Mr. David Mahlab, the Chief Executive Officer of the Company.

In respect of Proposal 5 – the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not a controlling shareholder and do not have a personal interest in the approval of the resolution, voted in favor of the approval of the increase of the gross monthly salary of Mr. David Mahlab, the Chief Executive Officer of the Company, from NIS 80,300 to NIS 90,720, effective as of May 1, 2017.

In respect of Proposal 6 – the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not a controlling shareholder and do not have a personal interest in the approval of the resolution, voted in favor of the entering by the Company into a Management Services Agreement with D.B.S.I. Investments Ltd., the Company's controlling shareholder, effective as of August 1, 2017.

In respect of Proposal 7 – the required majority of shareholders who participated in the Meeting voted in favor of the amendment of Article 24 - "Notice of General Meetings; Omission to Give Notice" and Article 33(b) - "Instrument of Appointments" of the Articles of Association of the Company.

In respect of Proposal 8 – the resolution to delete Article 28(d) - "Adoption of Resolutions at General Meeting; Merger" of the Articles of Association of the Company was not approved.

In respect of Proposal 9 – the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not a controlling shareholder and do not have a personal interest in the approval of the resolution, voted in favor of the amendment of Article 68 - "Indemnity, Insurance and Exemption" of the Articles of Association of the Company.

In respect of Proposal 10 – the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not a controlling shareholder and do not have a personal interest in the approval of the resolution, voted in favor of the amendment of the indemnification letter entered into by the Company and its directors and officers, serving from time to time.

In respect of Proposal 11 – the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not a controlling shareholder and do not have a personal interest in the approval of the resolution, voted in favor of the approval of the grant of a special bonus, equal to three gross monthly salaries, namely a gross amount of NIS 150,900, which is not in accordance with the Company's Compensation Policy, to Mr. Zvi Fried, the former Chief Financial Officer of the Company.

In respect of Proposal 12 – the required majority of shareholders who participated in the Meeting voted in favor of the appointment Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2017 and authorizing the Company's Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

Further, the Management's Report on the business of the Company for the year ended December 31, 2016, was presented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2017	POINTER TELOCATION LTD.

	By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors